                                                  DRAFT - 01/25/96
                                          Registration No. 811-




                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549






                            FORM N-8B-2






         REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
              WHICH ARE CURRENTLY ISSUING SECURITIES




            Pursuant to Section 8(b) of the Investment
                        Company Act of 1940







           THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2
           ---------------------------------------------
                  (Name of Unit Investment Trust)



         Issuer of periodic payment plan certificates only for purposes of information provided herein

                                I.


               ORGANIZATION AND GENERAL INFORMATION


1. (a)    Furnish name of the trust and the Internal Revenue
          Service Employer Identification Number.
          The Prudential Variable Contract Account GI-2 (the
          "Account").  There is no Identification Number.

   (b) Furnish title of each class or series of securities issued by the trust.

          Group Variable Universal Life Insurance Contracts (the "Contracts"). A contract is held by an employer, association, sponsoring organization or trust who defines the individual employees or members who are eligible to participate in the Contract. An eligible employer or member who obtains insurance through the Contract (the "participant") is issued a Certificate which sets forth his or her rights and benefits under that Contract. Unless specifically stated otherwise, this registration statement will describe the Certificates issued to individual participants pursuant to the Contracts.

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

   The Prudential Insurance Company of America ("The Prudential")
   Prudential Plaza
   Newark, New Jersey 07102-3777
   IRS Employer Identification Number:  22-1211670


3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

   The Prudential will hold in its own custody all of the securities of the account.

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

   Prudential Retirement Services, Inc. ("PRSI") will act as the principal underwriter of the Contracts. The Contracts are not yet being issued.

   Prudential Retirement Services, Inc. (the "Principal Underwriter") 751 Broad Street, New Newark, N.J. 07102


   IRS Employer Identification Number:  22-298-6018

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the Trust.

   New Jersey

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          The Account was established pursuant to a resolution of the Board of Directors of The Prudential adopted on June 14, 1988. The Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them. The resolution also authorizes the issuance of the Contracts.

   (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          There is no custodian or any such agreement.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

   The Account has never had any other name.

8. State the date on which the fiscal year of the trust ends.

   The fiscal year of the Account ends on December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

   No pending litigation or administrative proceeding, and no litigation or administrative proceeding known to be contemplated by a governmental authority would have a material effect upon the Account.

                                II.

                    GENERAL DESCRIPTION OF THE
                 TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a) Whether the securities are of the registered or bearer type:

             The Certificates that are to be issued pursuant to the Contracts are of the registered type in that all Certificates are issued to and bear the name of the participant, and the records concerning the participants are maintained by or on behalf of The Prudential.

      (b) Whether the securities are of the cumulative or distributive type.

             The Certificates are essentially of the cumulative type, providing for no direct distribution of income, dividends or capital gains from investments. Such amounts are reflected in the payment of cash surrender value upon surrender of the Certificates and in the payment of the death benefit upon death of the covered person. The Certificates are "participating" in the insurance sense, however, in that the Contracts under which they are issued are eligible to be credited with part of The Prudential's divisible surplus attributable to the Contract ("dividends"), as determined annually by The Prudential's Board of Directors.

      (c) The rights of security holders with respect to withdrawal or redemption.

             A participant is entitled to return the Certificate for cancellation and a refund within the "free-look" period. The "free-look" period is a minimum of 30 days after the participant receives the Certificate. Some states may allow a longer period of time during which a Certificate may be returned for a refund. Upon the participant's timely exercise of his "free-look" privilege, the participant will receive a refund of all premium payments made, plus or minus any change due to investment experience in the value of the invested portion of the premiums, calculated as if no charges had been made against the Account or the securities underlying the Account. However, if applicable law so requires, the participant who exercises his or her short-term cancellation right will receive a refund of all premium payments made with no adjustment for investment experience prior to the cancellation.

             A participant may surrender his or her Certificate for its full cash surrender value at any time while the covered person is living. The cash surrender value (before any applicable transaction charge) of a Certificate is equal to the participant's Certificate fund, less any Certificate debt. There is a transaction charge for surrendering a Certificate equal to the lesser of $20 or 2% of the amount received upon surrender. The Certificate fund on any day equals the sum of the amounts invested in the subaccounts, the amount invested in the Fixed Account, and the loan account. Cash surrender value will change daily, reflecting the increases or decreases in the value of the Fund portfolios in which the assets of the subaccounts have been invested, interest credited on any amounts allocated to the Fixed Account and the loan amount, and interest accrued on any loan and the daily asset charge for mortality and expense risks assessed against the variable investment options. The Certificate fund value will also reflect the frequency and amount of net premiums paid, transfers, partial withdrawals, loans, and the charges assessed in connection with the Certificate as described in
             Item 13(a). Upon request, The Prudential will tell a participant the cash surrender value of his or her Certificate.

             In addition to surrendering the Certificate, a participant may withdraw a portion of the Certificate's cash surrender value during the lifetime of the covered person without surrendering the Certificate. There is no limit on the number of partial withdrawals a participant can make each year, but there is a transaction fee for each withdrawal equal to the lesser of $20 or 2% of the amount withdrawn.
             The minimum amount of any partial withdrawal is $250. The maximum amount of any partial withdrawal is the amount that would reduce the Certificate fund (less any Certificate debt) to an amount equal to the next month's charges as described in Item 13(a). A partial surrender will reduce the cash surrender value and the death benefit, but it will not reduce the face amount of coverage.

             The Prudential will generally pay the cash surrender value or the amount of any partial withdrawal within 7 days after receipt at the address designated in the Contract of all the documents required for such a payment. The amount of payment will be determined as of the end of the valuation period in which the necessary documents are received.
             However, The Prudential may delay payments of proceeds from the Account if the disposal or valuation of the Account's assets is not reasonably practicable because the New York
             Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists. With respect to the amount of any cash surrender value or partial withdrawal allocated to the Fixed Account, The Prudential expects to pay the cash surrender value or partial withdrawal promptly upon request. However, The Prudential has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). The Prudential will pay interest of at least
             3% a year if it delays such a payment for more than 30 days (or a shorter period if required by applicable law).


             Upon the death of the covered person under the Certificate, the designated beneficiary is entitled to receive the death benefit. The death benefit is described in Item 10(i) and 17(a).

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

             A participant's right to convert his or her Certificate to alternative forms of insurance upon termination of coverage under the Contract is described in Item 10(e).

             A participant's right to make partial withdrawals is described in Item 10(c).


             If his or her Certificate is not in default, a participant may change the way in which premiums are allocated among the selected investment option(s). The minimum amount that a participant may allocate to any subaccount or the Fixed Account is 10% and all allocations must be in whole percentages. For example, a participant may allocate 33% of net premiums to a selected subaccount, but may not allocate 33 1/3%. Of course, the total allocation to all selected investment options must equal 100%. There is no charge for reallocating future premiums.

             If his or her Certificate is not in default, a participant may transfer amounts from one subaccount to another subaccount, or to the Fixed Account. There is no limit on the number of transfers among subaccounts or to the Fixed Account. The Prudential may, however, reserve under certain group contracts the right to impose a charge of up to $20 for each transfer in a Certificate year after the twelfth transfer in that Certificate year. If this charge is imposed, it will be deducted pro rata from the investment options based on the participant's balances after the transfer.

             Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at The Prudential Group Insurance Office designated in the
             Contract. The request may be in terms of dollars, such as a request to transfer $10,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. For transfer requests in terms of dollars, the minimum amount that may be transferred from any one investment option is $250 or the entire balance in that investment option, whichever is less. For transfer requests in percentage terms, as with premium reallocations, the percentages must be in whole numbers and no allocation may be less than 10%.

             Transfers from the Fixed Account to the subaccounts are currently permitted once each Certificate year. The amount of that transfer cannot exceed $5,000 or 25% of the balance in the Fixed Account, whichever is greater. Such transfer requests will take effect as of the end of the valuation period in which a proper transfer request is received at a Prudential Group Insurance Office. These limits are subject to change in the future.

             Some group contracts permit a participant to transfer amounts by telephone provided he or she is enrolled to use The Prudential's telephone transfer system. The Prudential cannot guarantee that participants will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

             Some contracts may permit a participant to elect a dollar cost averaging feature. Dollar cost averaging enables a participant to systematically reallocate specified dollar amounts from the Money Market subaccount to the other subaccounts at regular intervals. By allocating an identified sum on a regularly scheduled basis as opposed to reallocating the total amount at one particular time, a participant may be less susceptible to the impact of market fluctuations. Dollar cost averaging may be selected by establishing a Money Market Fund subaccount value of at least $3,000. The minimum transfer amount is $250. All dollar cost averaging transfers will be made effective as of the end of the first valuation period following the first of the month. Election of this arrangement may occur at any time by properly completing the dollar cost averaging election form, returning it to The Prudential so it is received by the tenth of the month, to be effective the following month, and ensuring that sufficient value is in the Money Market subaccount. Dollar cost averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the Money Market subaccount value is insufficient to complete the next transfer; (3) The Prudential receives a written request for termination by the tenth of the month in order to cancel the transfer scheduled to take effect the following month; or (4) the Certificate is lapsed, surrendered or otherwise terminated. There is currently no charge for dollar cost averaging. The Prudential reserves the right to charge for this program. The Prudential does not intend to profit from any such charge.

             A participant may obtain loans using the Certificate as collateral. See Item 21.

      (e) If the trust is the issuer of periodic payment plan Certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement:

             A participant will not be required to pay any minimum premiums, provided the balance in the Certificate fund is sufficient to pay the monthly charges. If it is not, the Participant's insurance is in default and will lapse if a grace period expires without a sufficient payment being made.

            At the time of default, The Prudential will send a notice to the participant at the last known address on file with The Prudential, specifying the amount of premium required to keep the Certificate in force and the date the payment is due. The grace period expires on the later of 61 days from the date of default or 30 days from the date notice was mailed. If The Prudential does not receive the required amount within the grace period, the participant's insurance will lapse. If the covered person dies during the grace period, the death benefit will be reduced by any past due monthly charges and any Certificate debt.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

            The underlying securities held by the Account will be shares in The Prudential Series Fund, Inc. ("Fund") described in Item 12. The Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at Fund shareholders meetings. However, The Prudential will, as required by law, vote the shares of the Fund at any regular and special shareholders meetings it is required to hold in accordance with voting instructions received from participants. The Fund will not hold annual shareholders meetings when not required to do so under Maryland law or the Investment Company Act of 1940. Fund shares for which no timely instructions from participants are received, and any shares attributable to general account investments of The Prudential, will be voted in the same proportion as shares for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit The Prudential to vote shares of the Fund in its own right, it may elect to do so.

            Matters on which participants may give voting instructions include the following: (1) election of the Board of Directors of the Fund; (2) ratification of the independent accountant of the Fund; (3) approval of the investment advisory agreement for a portfolio of the Fund corresponding to the participant's selected subaccount(s);
            (4) any change in the fundamental investment policy of a portfolio corresponding to the participant's selected subaccount(s); and (5) any other matter requiring a vote of the shareholders of the Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, participants participating in such portfolios will vote separately by portfolio on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

            The number of Fund shares for which instructions may be given by a participant is determined by dividing the portion of the value of the Certificate derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the Fund. The number of votes for which each participant may give The Prudential instructions will be determined as of the record date chosen by the Board of Directors of the fund. The Prudential will furnish participants with proper forms and proxies to enable them to give these instructions. The Prudential reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

            The Prudential may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Fund's portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, The Prudential itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the Fund's portfolios, provided that The Prudential reasonably disapproves such changes in accordance with applicable federal regulations. The Prudential would disapprove such a change only if it were contrary to state law, prohibited by state regulatory authorities or if The Prudential decided that the change would result in overly speculative or unsound investments. If The Prudential does disregard voting instructions, it will advise participants of that action and its reasons for such action in the next annual or semi-annual report to participants.

            Participants also share with the owners of all Prudential contracts and policies the right to vote in elections for members of the Board of Directors of The Prudential.

     (g) Whether security holders must be given notice of any change in:

            (1)     the composition of the assets of the trust;

            The Prudential reserves the right, subject to compliance with the law as currently applicable or subsequently changed:

              (i) to add or withdraw eligible investment subaccounts
                  as underlying securities;

             (ii) to combine two or more subaccounts;

            (iii) to substitute a new portfolio or fund of any
                  other registered investment company for the portfolio in which a subaccount currently invests;

             (iv) to transfer assets determined by The Prudential
                  to be assigned the Certificates from the Account to another separate account by withdrawing the same percentage of each investment in the Account, with the appropriate adjustments to avoid odd lots and fractions;

              (v) to operate the Account as another form of
                  registered investment company or unregistered entity; and

             (vi) to combine the Account with other separate
                  accounts.

             In no event will any of the changes described above be made without notice to the Contract owners and Certificate owners in accordance with the Investment Company Act of 1940 and without obtaining any necessary prior approval of the Securities and Exchange Commission.

             (2) the terms and conditions of the securities issued by the trust;

                 No change in the terms and conditions of the Certificates and Contracts that will affect any rights of participants or Contract owners can be made without notice to the Contract owner and the participant.

             (3) the provisions of any indenture or agreement of the trust;

                 No change in the resolution establishing the Account or in any agreement relating to the manner in which it is operated will be made without notice to Contract owners or Certificate owners if such change would adversely affect any right or benefit to which they are entitled.


             (4) the identity of the depositor, trustee or custodian;

                                     -21-
                 The Prudential is considered to be the depositor. The Account has no trustee or custodian. No change in the identity of the depositor will be made without notice to Contract holders and participants.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any changes in:

            (1) the composition of the assets of the trust.

                Consent of the Contract owners and/or Certificate owners is not required when changing the underlying securities of the Account. However, to change such securities, approval of the Securities and Exchange Commission is generally required by Section 26(b) of the Investment Company Act of 1940.

            (2) the terms and conditions of the securities issued
                by the trust.

                No changes in the terms and conditions of the Contracts and the Certificates issued thereunder that affect a Contract owner's or Certificate owner's rights will be made without notice to such owners. The Prudential reserves the right to amend the Contracts and Certificates issued thereunder without the consent of the Contract owner or Certificate owner as may be necessary to comply with applicable law.

            (3) the provisions of any indenture or agreement of the
                trust;

                No.

            (4) the identity of the depositor, trustee or
                custodian;

                No.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.


             (1) ISSUANCE OF A CERTIFICATE.  Each Contract will
                 specify the members or employees who are eligible to apply for insurance protection under that group contract. Eligible group members wishing to obtain insurance coverage through the group contract must complete the appropriate application. If the application is accepted, The Prudential will issue a Certificate to that individual (the participant) which will describe the rights, benefits, coverage, and obligations with respect to the coverage. The minimum face amount for a Certificate is $10,000. The maximum age at which a Certificate may initially be issued is 75. The maximum age beyond which a person may no longer be covered under a Certificate is 95. At age 95, the participant will receive the cash surrender value of the Certificate.

                 Generally, the participant is the covered person under a Certificate. Some Contracts, however, may permit a participant who has a Certificate naming himself or herself as the covered person to also apply for a second Certificate naming his or her spouse as the covered person. Under each Certificate, the participant is the only person eligible to exercise the rights provided under the Certificate.

                 Some Contracts provide for underwriting, and others may provide some or all coverage on a guaranteed issue basis. As described in Item 13(a), the cost of insurance may be higher for insurance issued on a guaranteed issue basis because The Prudential may assume more risk.

            (2) PREMIUM PAYMENTS.  Participants generally have
                flexibility in determining the amount and timing of premium payments. There will be no set premium payment that must be paid to avoid lapse. Similarly, there will generally be no set premium payment that, if made, will guarantee against lapse, except that certain contracts may provided that, if scheduled premiums are paid for a specified period, not to exceed two years, following issuance of Certificate, the Certificate will not lapse in that period regardless of independent performance or charges.

                In addition to any premium paid on a routine basis, for example through salary deduction, a participant may make additional premium payments at any time. Any such payment must be at least $250.

                The method by which premiums will be paid will be set forth in the Contract or Certificate. Some participants will make payments to the Contract owner
                (or its agent), which will then remit them to The Prudential as premium payments. Other participants will make payments directly to The Prudential. The Prudential will then allocate premium payments it receives to individual Certificate funds according to the instructions received from participants.

                Due to the payment of additional premiums, or investment growth, the total amount of insurance may have to be increased for the insurance under the group contract to continue to qualify as life insurance for federal tax purposes. In addition, if a participant makes premium payments in excess of certain limits, the tax status of the insurance may change to that of a "modified endowment contract" under Section 7702A of the Internal Revenue Code. The Prudential reserves the right not to accept premium payments which would cause a participant's insurance to fail to qualify as life insurance under applicable tax laws, or which would increase the death benefit by more than it increases the Certificate fund.

            (3) GENERAL DESCRIPTION OF BASIC CERTIFICATE BENEFITS.
                A death benefit is payable upon the death of the covered person. The death benefit is generally the face amount of the Certificate, PLUS the value of the Certificate fund, LESS any Certificate debt outstanding. If the insurance is kept in force for several years and/or substantial premium payments are made, the Certificate fund may grow to a point where it is necessary to increase the death benefit in order to ensure that the insurance will satisfy the Internal Revenue Code's definition of life insurance. In that case, the death benefit (before the subtraction of Certificate debt) will at least equal the applicable IRC "corridor percentage" of the Certificate Fund based upon the covered person's attained age.

                The death benefit will be paid in a lump sum, unless the participant or the beneficiary has arranged with The Prudential for the death benefit to be paid in another mode of settlement.

            (4) RIGHTS OF PARTICIPANTS WHO CEASE TO BE MEMBERS OF
                THE GROUP ELIGIBLE TO PARTICIPATE IN THE CONTRACT. The terms of each Contract determine the effect on a participant's insurance coverage of the participant ceasing to be an eligible group member. Some Contracts may provide that insurance coverage will continue even if the participant is no longer an eligible member of the group. Under such Contracts, within 31 days after The Prudential receives written notice that the participant is no longer eligible under the group Contract, The Prudential will notify the participant that The Prudential will now mail quarterly premium reminders directly to the participant, who will remit premium payment directly to The Prudential. The notice will also explain the charges applicable to portable Certificates. These charges may be higher than those paid by the participant while he or she was still an eligible group member, but will not exceed the maximum charges described in Item 13.

                Under other Contracts, the portability privileges described in this Item 10(i)(4) will not be available. Participants under those Contracts will have the options described in Item 10(i)(5).

            (5) RIGHTS OF PARTICIPANTS UPON TERMINATION OF THE
                CONTRACT. The Contract owner may decide to terminate its participation in the Contract with The Prudential. In addition, The Prudential may terminate the Contract owner's participation in the Contract if, during any twelve month period, the aggregate face amount of all Certificates, or the number of Certificates, issued under the Contract falls below the minimum permissible levels established by The Prudential or the Contract owner fails to timely remit premiums to The Prudential. Whichever party terminates participation in the Contract must provide ninety days written notice to the other party, as well as to all participants before terminating participation in the Contract. Termination of participation in the Contract means that the Contract owner will no longer remit premiums to The Prudential under the Contract and that no new Certificates will be issued under the Contract.

                When the Contract terminates, the effect on individual participants depends on whether the Contract owner replaces the Contract with another life insurance contract(s) that accumulate(s) cash value. If the Contract owner does enter into such a contract, Certificates with less than $1,000 of Cash Surrender Value will be terminated and the cash surrender value of each Certificate will be transferred to the new contract. If a Certificate has $1,000 or more of Cash Surrender Value, the Participant must elect to transfer Cash Surrender Value to the new carrier or will be treated as having elected portability on Contracts which permit portability.

                If the sponsoring entity does not enter into a new life insurance contract(s) that accumulate(s) cash value, participants will have the following options. Participants whose Contracts do not contain the portability provisions discussed in Item 10(i)(4) and whose coverage is ending because they are no longer eligible group members will also have the following options.

               (a) Conversion.  A participant may elect to convert the
                   Certificate to an individual life insurance policy upon termination of Certificate coverage without showing evidence of insurability. If a participant elects this option, he or she must apply for the individual contract and pay the first premium within 31 days after the coverage under the Contract ends. The participant may select any form of individual life insurance (other than term insurance) that The Prudential normally makes available to covered persons who are the same age and requesting the same amount of insurance.
                   Premiums will be based on the form
                   and amount of insurance elected by the participant, as well as the covered person's risk class and age.

                   If the insurance is ending because the participant is no longer eligible to participate in the Contract, the amount of insurance under the individual policy cannot be more than the face amount of the Certificate under the group contract. If the participant's insurance is ending because the group contract is terminating, the amount of insurance under any individual life insurance selected may, depending on applicable state law, be limited to the lesser of (a) the face amount of the Certificate under the group contract less the amount of any group insurance the participant becomes eligible for in the next 45 days; or
                   (b) $10,000.

                   If a covered person dies within 31 days after the insurance ends under the Contract, and the participant had the right to convert to an individual policy, a death benefit equal to the amount of individual insurance on the covered person the participant could have purchased upon conversion will be payable by The Prudential.

               (b) Paid-Up Insurance.  The participant may elect to
                   purchase paid-up insurance on the covered person with the cash surrender value of the Certificate. The Certificate must have at least $1,000 of cash surrender value for this option to be available. The insurance amount will depend on the cash surrender value on the date of termination, and the age of the covered person. The participant must elect this option within 31 days of the date on which the Certificate coverage would end. The election will take effect immediately after the date on which the Certificate coverage ends.

               (c) Payment of Cash Surrender Value.  The participant
                   may receive the cash surrender value by
                   surrendering the Certificate and making a proper written request.

                   The above options apply whether the participant or a spouse is the covered person under the Certificate. Participants who do not choose any of the above options will be provided with Paid-Up Insurance, if their Certificate has at least $1,000 of cash surrender value, and if not, will be paid the cash surrender value.

            (6) ADDITIONAL INSURANCE BENEFITS.  In addition to the
                basic plan of variable universal life coverage, one or more of the following additional benefits may be available to participants through their Contracts: accelerated death benefit, accidental death and dismemberment benefit, extended death protection during total disability. Under some Contracts, some or all of these benefits may be provided to all participants, while under other Contracts, the individual participant may elect whether to receive some or all of these benefits for an additional change.


           (7) CHANGES IN FACE AMOUNT. Some group contracts may allow participants to elect to increase the face amount of their insurance at certain times. Other group contracts may provide for increasing face amounts based on factors such as salary increases. Additional underwriting requirements may have to be satisfied in either case.

               Some group contracts may also permit participants to decrease the face amount of their insurance at certain times. In no event, however, may the face amount be decreased below

               $10,000 or below the minimum amount
               required to maintain the insurance's status as life insurance under the federal tax laws.

               An increase or decrease in face amount may create the potential for the insurance to be treated as a modified endowment contract under the Internal Revenue Code. This is particularly true of decreases in face amount during the first seven years that insurance is in force. In addition, a decrease in coverage may limit the amount of premiums that a participant may contribute in the future.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

      The participant will not be the owner of the securities held in the Account, although the value of these securities will be used to calculate the participant's Certificate benefits. The securities are owned by The Prudential and are held in the Account pursuant to the insurance laws of New Jersey that govern the operation of separate accounts. The securities held in the Account will be shares of The Prudential Series Fund ("Fund") discussed in Item 12. The Fund is a registered, open-end diversified management investment company of the series type within the meaning of Section 18(4)(2) of the Investment Company Act of 1940 and Rule 18f-2 thereunder. The investment adviser of the Fund is The Prudential, a registered investment adviser under the Investment Advisers Act of 1940.

12.   If the trust is the issuer of periodic payment plan
      Certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company.

      (a)    Name of company;

             The Prudential Series Fund, Inc. ("Fund").

             Each of the seven subaccounts of the Account will invest in one of the following seven portfolios of the Fund:

             Money Market Portfolio
             Bond Portfolio
             Common Stock Portfolio
             High Dividend Stock Portfolio
             Global Equity Portfolio

             Aggressively Managed Flexible Portfolio
             Growth Stock Portfolio

             Additional subaccounts and portfolios may be added in the future. There are currently other portfolios of the Fund in which the Account does not invest.

      (b)    Name and principal business address of the depositor;

             Not applicable.

      (c) Name and principal business address of trustee or custodian;

             Chemical Bank, 4 New York Plaza, New York, NY 10004 is the custodian of the assets held by all the series fund portfolios, except the Global Equity Portfolio, and is authorized to use the facilities of the Depository Trust Company and the facilities of the book-entry system of the Federal Reserve Bank with respect to securities held by these portfolios. Brown Brothers Harriman & Co. ("Brown Brothers"), 40 Water Street, Boston, MA 02109, is the custodian of the assets of the Global Equity Portfolio. Brown Brothers employs subcustodians, who were approved by the directors of the Series Fund in accordance with regulations of the Securities and

             Exchange Commission, for the purpose of providing custodial service for the Global Equity Portfolio's foreign assets held outside the United States. Morgan Guaranty Trust Company, 60 Wall Street, New York, NY 10260 is the custodian of the assets held in connection with repurchase agreements entered into by the portfolios and is authorized to use the facilities of the book-entry system of the Federal Reserve Bank.

      (d) Name and principal business address of principal underwriter;

             The principal underwriter for the Series Fund is Pruco Securities Corporation, 1111 Durham Avenue, South
             Plainfield, New Jersey 07080.

      (e) The period during which the securities of such company have been the underlying securities.

             No underlying securities have yet been acquired by the Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES.

13.   (a)    Furnish the following information with respect to
             each load, fee, expense or charge to which:
             (1) principal payments; (2) underlying securities;
             (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject: (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (d) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

             (1) PRINCIPAL PAYMENTS. Premiums paid under the Certificates are subject to the following charges, some of which are made before premiums are invested in the Account, some of which are deducted from the Account and some of which are deducted only upon the occurrence of certain transactions (I.E., surrender, withdrawal or lapse).

                     (a) CHARGES FOR TAXES ATTRIBUTABLE TO PREMIUMS.  A
                         charge if deducted from each premium payment to compensate The Prudential for local, state and federal taxes attributable to premium payments.
                         The charge is made up of two parts. The first part currently equals 2.25% of the premium received by The Prudential and is for state and local taxes on premium payments. The second part currently equals .25% of the premium received and is for federal income taxes measured by premiums. The Prudential believes that this second charge is a reasonable estimate of the increased cost for premium-based federal income taxes resulting from a change in the Internal Revenue Code in 1990. The Prudential does not expect to make a profit from these charges.
                         These charges may be increased if The Prudential's taxes related to premium payments are increased.

                     (b) PROCESSING FEE.  A charge of up to $2 may be
                         deducted from each premium payment from a participant to cover the costs of collecting and processing premiums.

                     (c) SALES CHARGE.  A sales charge may be deducted to
                         pay part of the costs The Prudential incurs in selling the Contracts and Certificates and the coverage under the Contracts and Certificates, including commissions, advertising and the printing and distribution of prospectuses and sales literature. The maximum charge is equal to 3.5% of each premium payment.

                         The Prudential may reduce or waive the sales charges under certain Contracts, where it is expected that the Contract will involve reduced sales expenses. The Prudential determines both the eligibility for such reduced or waived charges, as well as the amount of such reductions, by considering the following factors: (1) the size of the group; (2) the total amount of premium payments expected to be received; (3) the expected persistency of the individual Certificates; (4) the purpose for which the Contract is purchased and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which The Prudential believes to be relevant in determining whether reduced sales expenses may be expected. Some of the reductions in or waivers of charges for these sales may be contractually guaranteed; other reductions or waivers may be withdrawn or modified by The Prudential on a uniform basis. The Prudential's reductions in, or waivers of, charges for these sales will not be unfairly discriminatory to the interests of any individual participants.

                     (d) COST OF INSURANCE.  On each Contract monthiversary,
                         The Prudential will deduct from each participant's Certificate fund a charge for the cost of the participant's insurance. When a covered person dies, the amount paid to the beneficiary is larger than the Certificate fund. The cost of insurance charges are designed to enable The Prudential to pay this larger death benefit. The charge is determined by multiplying the "net amount at risk" under a Certificate (the amount by which the Certificate's death benefit, computed as if there was no Certificate debt, exceeds the Certificate fund) by the cost of insurance rate applicable to the covered person. The maximum rate that The Prudential may charge is that based upon the Commissioners' Extended Term Mortality Table (Male Last Birthday) (the "CET Table"), which is approximately 130% of the 1980 CSO Table. Where a Contract provides for additional insurance benefits, the cost of those benefits may be taken into account in determining the cost of insurance rate or a separate monthly charge may be made for such additional insurance benefits as described in (f) below.

                     (e) MONTHLY ADMINISTRATIVE EXPENSE CHARGE.  An
                         administrative charge is deducted from each participant's Certificate fund on each monthiversary. It is intended to compensate The Prudential for administrative expenses incurred for maintaining records, and communicating with contractholders and Participants. The charge is currently from $0 to $4 per month depending on the expected administration methods for the Contract pursuant to which the Certificates are issued. The charge is guaranteed not to exceed $6 per month.

                     (f) ADDITIONAL INSURANCE BENEFIT CHARGES.  If a
                         Contract provides for certain additional benefits described in Item 10(i)(6) and the cost of those benefits is not taken into account in determining the cost of insurance rate as described in (d) above, The Prudential will deduct the charges for any such additional benefits on each contract monthiversary.

                     (g) MORTALITY AND EXPENSE RISK CHARGE.  Each day a
                         charge is deducted from the assets of each of the subaccounts in an amount currently equal to an effective annual rate of 0.45%. The charge is guaranteed not to exceed an effective annual rate of .90%. This charge is intended to compensate The Prudential for assuming the mortality and expense risks of the insurance provided through the group contract. The mortality risk assumed is that covered persons may live for shorter periods of time than The Prudential estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the insurance will be greater than The Prudential estimated in fixing its administrative charges. The Prudential will realize a profit from this risk charge to the extent it is not needed to provide benefits and pay expenses under the Certificates. This charge is not assessed on amounts allocated to the Fixed Account.

                     (h) SURRENDER OR PARTIAL WITHDRAWAL CHARGE.  An
                         administrative processing charge equal to the lesser of $20 or 2% of the amount surrendered or withdrawn will be made for each surrender or partial withdrawal. See Item 10(c).

                     (i) TRANSFER CHARGES.  No charge is currently assessed
                         in connection with transfers among subaccounts or the fixed-rate option. The Prudential may reserve the right under certain Contracts to make an administrative processing charge of up to $20 for each transfer after the twelfth with respect to the same Certificate in a Certificate Year. See Item 10(d).

                     (j) OTHER TAXES.  A charge may be deducted to cover
                         federal, state or local taxes (other than "taxes attributable to premiums discussed in Item 13(a)(1)(a)) that are imposed on the operations of the Account. Currently, no such taxes are imposed and no charges made.

             (2) UNDERLYING SECURITIES. The Fund's investment adviser, The Prudential, charges the Fund a daily investment advisory fee as compensation for The Prudential's services. The annual investment management fee for each of the available portfolios of the Fund are as follows (expressed as a percentage of average daily net assets of each portfolio): .40% for the Money Market Portfolio; .40% for the Bond Portfolio; .40% for the High Dividend Stock Portfolio; .45% for the Common Stock Portfolio; .60% for the Aggressively Managed Flexible Portfolio; .60% for the Growth Stock Portfolio; and .75% for the Global Equity Portfolio. In addition to the investment management fee, each portfolio incurs certain expenses, such as accounting and custodian fees.

             (3)     DISTRIBUTIONS.  None.

             (4) CUMULATED OR REINVESTED DISTRIBUTIONS OF INCOME. The Account does not make distributions of income to participants. All investment income and capital gains are reinvested in fund shares at net asset value.

             (5) REDEEMED OR LIQUIDATED ASSETS. As described above in Item 13(a)(1)(h), The Prudential will charge the lesser of $20 of 2% of the amount surrendered or withdrawn for a surrender or each partial withdrawal from the Certificate fund.

   (b) For each installment payment type of periodic payment plan Certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

          Not applicable.



   (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

          The total amount of deductions is not a fixed percentage of the net amount invested.

          From each premium payment, The Prudential will deduct a charge for state and federal taxes attributable to premium payments equal to 2.50% of the premium payment (see Item 13(a)(1)(a)), a sales charge equal to a maximum of 3.5% of the premium payment (see Item 13(a)(1)(c)) and a processing fee of up to $2 (see Item 13(a)(1)(b)).

          Each month, The Prudential will deduct from the Certificate fund a charge for the cost of insurance (see Item 13(a)(1)(d)), a charge for administrative expenses (see Item 13(a)(1)(e)), and charges for additional insurance benefits
          (see Item 13(a)(1)(f), if any. In addition, each day The Prudential will deduct a charge from the assets of each of the subaccounts, currently equivalent to an annual effective rate of .45% and guaranteed not to exceed an annual effective rate of .90%, for mortality and expense risks.
          See Item 13(a)(1)(g). For each surrender of partial withdrawal, The Prudential will charge the lesser of $20 or 2% of the amount surrendered or withdrawn. See Item 13(a)(1)(h). The
          Prudential may charge up to $20 for each transfer after the fourth in a Certificate year. See Item
          13(a)(1)(i). The Prudential may charge up to $20 in connection with each loan or additional statement request. See Item 13(e).

          There are no special purchase plans or methods established by rule or exemptive order.

   (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

          There is no set premium amount under the Certificates. A participant may select the amount and timing of premium payments so long as he or she maintains a balance in the Certificate fund equal to or greater than the amount needed to pay the next month's charges under the Certificate. The amount of the next month's charges will not be the same for all participants and will depend on the Certificate's face amount, the age of the covered person, the covered person's risk classification, whether the participant has elected any optional additional insurance benefits, whether the Certificate is issued on a "guaranteed issue" basis without individualized underwriting, and the administrative change established for
          Certificates issued pursuant to a particular group Contract.

          The Prudential may reduce or waive the sales charges and/or other charges under certain group contracts, where it is expected that the group contract will involve reduced sales or administrative expenses. The Prudential determines both the eligibility for such reduced or waived charges, as well as the amount of such reductions, by considering the following factors:
          (1) the size of the group; (2) the total amount of premium payments expected to be received;
          (3) the expected persistency of the individual
          Certificates; (4) the purpose for which the group contract is purchased and whether that purpose makes it likely that expenses will be reduced;
          and (5) any other circumstances which The
          Prudential believes to be relevant in determining whether reduced sales or administrative expenses may be expected. Some of the reductions in or waivers of charges for these sales may be contractually guaranteed; other reductions or waivers may be withdrawn or modified by The
          Prudential on a uniform basis. The Prudential's reductions in, or waivers of, charges for these sales will not be unfairly discriminatory to the interests of any individual participants. Aside from these differences, there is no difference in the offering price of Contracts or the charges paid by individual participants under a Contract.

   (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item
          13(a) which may be paid by security holders in connection with the trust or its securities.
          (Assignment, reinstatement, replacing lost
          Certificates, etc.)

          An administrative processing charge of up to $20 may be made in connection with each loan or additional statement request.

   (f)    State whether the depositor, principal
          underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          Neither The Prudential nor any affiliated persons of The Prudential may receive any profit or any other benefit from premium payments under the Certificates or the investments held in the Account not included in the answers to Items
          13(a) or 13(d) through the sale or purchase of the Contracts or Certificates or shares of the Funds, except that (1) The Prudential may receive a profit to the extent that the cost of insurance charges exceed the actual amount needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided under the Contracts to be profitable to The Prudential;
          (3) on loans, The Prudential will derive a profit on the difference between interest charged and interest credited; (4) The Prudential may compensate certain other persons, including PRSI and agents of The Prudential, for services rendered in connection with the distribution of the Contracts and Certificates but such payments will be made from The Prudential's General
          Account and (5) The Prudential may receive fees from the Funds for providing investment advisory services.

   (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14.     Describe the procedure with respect to
        applications (if any) and the authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        The Contracts will be offered to employers, associations, organizations or trusts who wish to make variable universal life insurance coverage available to all or a portion of their employees or members. An eligible group member desiring coverage under a Contract must complete an application on a form provided by The Prudential and if the applicant meets prescribed standards a Certificate will be issued. This process may involve in some cases procedures such as medical examinations and may require that further information be provided before a determination can be made. Certificates will be issued pursuant to established underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Contract and Certificate owners, but recognize that premiums may be based upon factors such as age, sex (except where unisex rates are used) and underwriting classification.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        The procedures for submitting premium payments will depend on the specific terms of any particular Contract. Under some Contracts premium payments may be submitted to the Contract owner or its agent who then transmits the payment to The Prudential. Other Contracts may provide that premium payments are sent directly to The Prudential.

        With respect to the first premium payment, once The Prudential receives the payment it deducts charges for taxes attributable to premiums, a processing fee and a sales charge, and the first monthly charges (cost of insurance charge and administrative expense charge). The remainder of the premium payment is allocated to the Fixed Account for 30 days as of the Certificate date (the effective date of coverage under a Certificate), and then to investment options specified by the participant (as described below). To the extent that The Prudential receives premiums prior to the Certificate date, there will be a period during which the premiums will not be invested.

        With respect to subsequent premium payments, The
        Prudential will deduct charges for taxes attributable to premiums, a processing fee and any sales charge. The entire remaining portion of such premium will be allocated to the investment options selected by the participant as of the end of the valuation period in which The Prudential receives such premium payments.

        A participant may have net premiums allocated among the seven (7) current subaccounts and/or the Fixed Account. Although a participant may elect to allocate nothing to any particular subaccount or option, no less than 10% of the net premium may be allocated to any subaccount or option selected by the participant. All percentage allocations must be in whole numbers. Each subaccount will invest solely in the shares of one and only one of the portfolios of the Fund. Accordingly, the net investment results of each investment subaccount will vary with the investment experience of the shares of the Fund portfolio which constitute the underlying investment of that subaccount. A Certificate's cash surrender value and the amount of the death benefit will depend upon the investment performance of the investment option[s] in which the Certificate participates.

        Amounts allocated to the Fixed Account will accrue interest daily at an effective rate that The
        Prudential declares periodically.  Currently, The
        Prudential declares a new rate four times a year.
        Each declared rate applies to Contracts that are having an anniversary within the next quarter and will apply for the following Contract year to all amounts allocated to the Fixed Account pursuant to such Contracts. Different payments under the same
        Contract may earn different interest crediting rates. This rate will not be less than 4%, but may at The Prudential's sole discretion be set at a higher rate. The payment of this interest is supported by assets in The Prudential's general account, but the participant has no right to share in the investment experience of those assets.

        For a discussion of the participant's ability to transfer funds from one investment option to another, see Item 10(d).

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        On each business day, The Prudential will make only one purchase or sale of Fund shares with respect to each subaccount of the Account.

        This purchase or sale will be at net asset value and will represent a netting of all activities of the subaccount. There may be days of no activity in a given subaccount.

        The activities that will be reflected in the daily purchase or sale include:

        (a) Transfer of any net premiums received on that date into the Account and allocation among the subaccounts based upon the instructions of the participant.

        (b) Reallocation of the Certificate fund among the subaccounts and transfers of permitted amounts from the Fixed Account to the subaccounts as of the end of any valuation period in which a proper transfer request of the participant is received.

        (c) Transfer of any repayment of principal of a loan into the Account and allocation of the transfer to the Fixed Account and subaccounts according to the participant's existing allocation instructions.

        (d) Transfer of any loan out of the Account and the Fixed Account deducted from the subaccounts and the Fixed Account in proportion to the amount in each such account as of the date of the loan.

        (e) Transfer of amounts out of the Certificate fund in order to provide for the payment of any monthly charges made on that date for the cost of insurance, administrative expense, and additional insurance benefits. See Item
             13(a)(1).

        (f) Transfer of any annual interest credited on that date on loan accounts into the Account and allocation of the transfer to the Fixed
             Account and subaccounts according to the participant's existing allocation instructions.

        (g) Upon reinstatement of a Certificate, the transfer of the Certificate fund into the Account and allocation among subaccounts and the Fixed Account as of the date the last requirement for reinstatement is met.

        (h) Transfer of the Certificate fund out of the Account upon receipt of proper notice of the death of the covered person.

        (i) Upon surrender of a Certificate, transfer of the cash surrender value and any surrender charge out of the Account. Upon a partial withdrawal, transfer of the applicable portion of the cash surrender value and applicable charges out of the Account.

        (j) Transfer of the mortality and expense risk charge out of the subaccounts proportionately on a daily basis. See Item 13(a)(1)(h).

        (k)  From time to time, transfer of any of The
             Prudential's funds in the Account (whether such funds were deposited there as seed money for the Account or accumulated there through Contract charges) out of the Account to The
             Prudential's general account.

17.     (a)  Describe the procedure with respect to
             withdrawal or redemption by security
             holders.

             The participant may surrender the Certificate at any time while the covered person is still living and the Certificate is in force and receive its cash surrender value by submitting a written request for surrender directly to The Prudential or through the Contract holder, depending on the terms of any particular group Contract. The Prudential will determine the cash surrender value as of the
             end of the valuation period in which such a
             request is received by The Prudential at the
             address specified in the Certificate.   Payment
             will be made within seven days from the time that The Prudential receives the surrender request unless postponed as described in Item 10(c). Partial withdrawals will be processed in the same way.

             The Prudential will pay a death benefit to the beneficiary within seven days after it receives due proof of death and all other requirements necessary to make payment. The death benefit is determined as of the date of death. Payment of the death benefit may be delayed under the conditions stated in Item 10(c).

             Participants may obtain loans as described in
             Item 21.

        (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

             The Prudential is required to honor surrender requests as described in Items 10(c) and 17(a). With respect to the Account's underlying securities, the Fund will be required to redeem Fund shares at net asset value and to make payment therefor within seven days unless postponed as described in Item 10(c).

        (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

            If a Certificate is surrendered, it will be cancelled.

18.     (a) Describe the procedure with respect to the
            receipt, custody and disposition of the
            income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

            All income of the Account will be reinvested in the appropriate shares of the Fund and will be added to the assets of the Account. Pursuant to the terms of a Contract and the Certificate issued thereunder, The Prudential will make distributions from a Certificate fund in connection with death benefits, surrenders, partial withdrawals and loans. See Items 10(c), 10(i) and 21.

   (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not applicable.

   (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of same.

          No reserve or special fund is created by the Account although the net premiums alloted to the Account are considered for insurance purposes a reserve with respect to the Contracts participating in the Account.

   (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining hereto.

      The Prudential has responsibility for administration of the Certificates. It will maintain the records and books of the Account. It also will maintain records of the name, address, taxpayer identification number, and other pertinent information for each Contract holder and participant and records with respect to the Certificate fund, cash surrender value and the death benefit of each Certificate.

      Once each Contract year, The Prudential will send each participant a statement for his or her Certificate showing the amount of the current death benefit, the cash surrender value, the Certificate fund, the portion of the Certificate fund in each subaccount and the Fixed Account, premiums paid and the monthly charges deducted since the last report, and any Certificate debt (including interest charged for the preceding contract year). The Contract owner and each participant will also receive an annual report and semi-annual reports containing financial statements for the Account and a list of portfolio securities of the Fund, as required by the Investment Company Act of 1940.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a)  Amendments to such indenture or agreement;

           Not applicable.

      (b) The extension or termination of such indenture or agreement;

           Not applicable.

      (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

           Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

           Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

           The Prudential acts as the depositor. There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

           There are no provisions relating to the
           appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

           A participant who has held a Certificate under the Contract for at least one year may borrow up to the loan value of the Certificate from The Prudential. The loan value of a Certificate (before any applicable transaction charge) is determined by multiplying the Certificate fund by 85% and then subtracting an estimate of the next month's charges. The minimum amount that may be borrowed at any one time is $250. A loan will not be permitted if existing Certificate debt exceeds the loan value. The Prudential reserves the right to charge up to a $20 fee for each loan made.

           Interest charged on any loan will accrue daily at an annual rate determined each year by The Prudential, which rate is currently 5.5%. Interest payments on any loan are due at the end of each contract year. If interest is not paid when due, it will be added to the principal amount of the loan. The Prudential will notify a participant 31 days before the interest on the loan becomes due.

           When a loan is made, an amount equal to the loan will be taken out of each of the Participant's investment options on a pro-rata basis. At the same time, a loan account will be started for the Participant and will be credited with an amount equal to the loan.
           The Prudential will credit the amount in the loan account at an annual rate of 1.5% less than the interest rate on the loan unless a smaller spread is required by state law. Interest credited because of the loan account will be allocated to the Participant's investment options on each contract anniversary in accordance with the Participant's existing premium allocation instruction.

           A participant may repay a part or all of the loan at any time. The minimum amount of any repayment is $250 or the principal amount of the loan plus outstanding interest, whichever is less. Loans may be repaid by payment or by withdrawing amounts from the Certificate fund. If a loan is repaid by using the Certificate fund, The Prudential will treat such repayment as a partial withdrawal from the Certificate fund and will charge a fee equal to the lesser of $20 or 2% of the amount of the withdrawal. Amounts attributable to loan repayments made by payment will be applied to a participant's funding options according to the Participant's existing allocation instructions. The balance in a participant's loan account will be reduced by the amount of any loan repayment.

           A participant's loan amount plus accrued interest ("Certificate debt") may not exceed the value of the Certificate fund. In the event that the Certificate debt exceeds this amount, The Prudential will notify the Participant that the Certificate will lapse on the later of 61 days from the date of default or 30 days from the date notice was mailed. The notice will state the amount that the participant must pay in order to prevent the Certificate from lapsing.

           Should a death benefit become payable while a loan is outstanding, or should the Certificate be surrendered while a loan is outstanding, any proceeds otherwise payable will be reduced to reflect the amount of the loan and any accrued interest.

   (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered: (1) the name of each person who makes such agreements or arrangements with security holders; (2) the rate of interest payable on such loans; (3) the period for which loans may be made; (4) costs or charges for default in repayment at maturity;
          (5) other material provisions of the agreement or arrangements.

          The Prudential usually will make a loan within seven days after receipt of a proper written request. The terms of the loan privilege including interest rates, effects of not repaying the loan at the time of surrender or when a death benefit becomes payable and other material provisions, are set forth in Item 21(a).

   (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

          Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There are no provisions limiting the liability of the depositor. There is no trustee or custodian of the Account. See Item 48.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     The officers, directors and employees of The
     Prudential are covered by Form 25 blanket bond for fidelity risks. The amount of coverage is $100 million, with a deductible of $5 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     ASSIGNMENT. The participant may assign any and all rights benefits or privileges that he or she has under the Certificate provided the assignment is written, signed by the participant and The
     Prudential receives a copy of such assignment at The
     Prudential Group Insurance Office specified in the
     Certificate. The Prudential is not responsible for determining the validity or sufficiency of any assignment.

     INCONTESTIBILITY. After a participant's Certificate has been in force during a covered person's lifetime for two years or, with respect to any change in the Certificate that requires The Prudential's approval and could increase its liability, after the change has been in effect during the insured's lifetime for two years from the effective date of the change, The
     Prudential will not contest payment of the death proceeds under the Certificate.

     MISSTATEMENT OF AGE. If a covered person's stated age is incorrect in the Certificate, The Prudential will adjust the death benefits payable, as required by law, to reflect the correct age.

     SUICIDE EXCLUSION. Generally, if a covered person, whether sane or insane, dies by suicide within two years from the effective date of the Certificate, The Prudential will pay no more under the Certificate than the sum of the premiums paid. If a covered person, whether sane or insame, dies by suicide within two years from the effective date of an increase in the face amount of insurance that was requested after issue and required approval, The
     Prudential will pay, with respect to the amount of the increase, no more than the sum of the monthly charges attributable to the increase.

                                III.

              ORGANIZATION, PERSONNEL AND AFFILIATED
                       PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATION OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     The Prudential is a mutual life insurance company organized in 1875 under the laws of New Jersey.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

         Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation;
         (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

         The Prudential receives from the Fund fees for performing investment advisory services. The annual investment management fee charged for each available portfolio of the Fund (expressed as a percentage of Daily Net Assets) is as follows:
         .40% for the Money Market portfolio; .40% for the Bond Portfolio; .40% for the High Dividend Stock
         Portfolio; .45% for the Common Stock Portfolio;
         .60% for the Aggressively Managed Flexible
         Portfolio; .65% for the Growth Stock Portfolio;
         and .75% for the Global Equity Portfolio. For further information see the Registration
         Statement of the Fund, No. 2-80896, which is hereby incorporated by reference to the extent necessary.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith.
     If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     The Prudential is a mutual life insurance company organized under the laws of New Jersey. The
     Prudential and its subsidiaries provide life insurance and a variety of other financial services.

     The Prudential and its life insurance company subsidiaries have established a variety of separate accounts for the purpose of issuing variable life insurance contracts and variable annuity contracts.
     Some of these separate accounts are registered as unit investment trusts under the 1940 Act and others are registered as management investment companies under the 1940 Act. The Prudential and its subsidiaries have established The Prudential
     Variable Appreciable Account, The Prudential
     Individual Variable Contract Account, The

     Prudential Variable Contract Accounts-2, -10, -11 and -24, The Prudential Qualified Individual Variable Contract Account, Prudential's Investment Plan Account, Prudential's Annuity Plan Account, Prudential's
     Annuity Plan Account-2, Pruco Life Flexible Premium Variable Annuity Account, Pruco Life Variable
     Insurance Account, Pruco Life Variable Appreciable Account, Pruco Life Single Premium Variable Annuity Account, Pruco Life Single Premium Variable Life Account, Pruco Life PRUvider Variable Account, Pruco Life Variable Universal Account, Pruco Life of New Jersey Variable Insurance Account, Pruco Life of New Jersey Variable Appreciable Account, Pruco Life of
     New Jersey Single Premium Variable Annuity Account and Pruco Life of New Jersey Single Premium Variable Life Account.

     The Prudential is registered as an investment advisor under the Investment Advisors Act of 1940.
     It serves as investment advisor to The Prudential
     Series Fund, Inc., Prudential's Gibraltar Fund and
     The Prudential Securities, Inc. family of investment companies. Subsidiaries of The Prudential serve as manager of The Prudential Institutional Fund and as sub-advisers for various of its Portfolios.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

         See Item 28(b) for information regarding each officer, director or partner of The Prudential.

         The Prudential is a mutual life insurance company. It is owned by its policyholders.

         The trust has not yet issued any Contracts, Certificates or securities.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

         DIRECTORS OF THE PRUDENTIAL

      FRANKLIN E. AGNEW, Director -- Business
      Consultant and former Senior Vice President of
      H.J. Heinz.  Address:  One Mellon Bank Center,
      Suite 2120, Pittsburgh, PA 15219.

      FREDERIC K. BECKER, Director -- President of
      Wilentz, Goldman, and Spitzer (law firm).
      Address:  90 Woodbridge Center Drive, Woodbridge,
      NJ 07095.

      WILLIAM W. BOESCHENSTEIN, Director -- Director,
      Owens-Corning Fiberglas Corporation.  Address
      Fiberglas Tower, Toledo, OH 43659.

      LISLE C. CARTER, JR., Director -- Former Senior
      Vice President and General Counsel, United Way of
      America.  Address:  1307 Fourth Street, S.W.,
      Washington, D.C. 20024

      JAMES G. CULLEN, Director -- President, Bell
      Atlantic Corporation since 1993; Prior to 1993:
      President, New Jersey Bell.  Address:  1301 North
      Court House Road, 11th Floor, Alexandria, VA
      22201.

      CAROLYNE K. DAVIS, Director -- Health Care
      Advisor, Ernst & Young.  Address:  1200
      Nineteenth St., N.W., 4th Floor, Washington, D.C.
      20024.

      ROGER A. ENRICO, Director -- Vice Chairman,
      PepsiCo., Inc. since 1993; 1991 to 1993:
      Chairman and Chief Executive Officer, Pepsi Co.
      Worldwide Foods; Prior to 1991:  President and
      Chief Executive Officer, Pepsi Co. Worldwide
      Beverages.  Address:  7701 Legacy Drive, Plano,
      TX 75024.

      ALLAN D. GILMOUR, Director -- Former Vice
      Chairman, Ford Motor Company.  Address:
      Prudential Plaza, Newark, NJ 07102-3777.

      WILLIAM H. GRAY, III, Director -- President and
      Chief Executive Officer, United Negro College
      Fund, Inc. since 1991; Prior to 1991:  United
      States Representative for Pennsylvania's 2nd
      District.  Address:  500 East 62nd Street, New
      York, NY 10021.

      JON F. HANSEN, Director -- Chairman, Hampshire
      Management Co.  Address:  235 Moore Street, Suite
      200, Hackensack, NJ 07601.

      CONSTANCE J. HORNER, Director -- Guest Scholar,
      The Brookings Institution since 1993; 1991 to
      1993: Assistant to the President and Director of Presidential Personnel, U.S. Government; Prior to
      1991:  Deputy Secretary, Department of Health and
      Human Services.  Address:  1775 Massachusetts
      Ave., N.W., Washington, D.C. 20036-2188.

      ALLEN F. JACOBSON, Director -- Former Chairman and Chief Executive Officer, Minnesota Mining &
      Manufacturing Co.  Address:  30 Seventh Street
      East, St. Paul, MN 55101-4901.

      GARNETT L. KEITH, JR., Director and Vice Chairman
      -- Vice Chairman of The Prudential.  Address:
      Prudential Plaza, Newark, NJ 07102-3777.

      BURTON G. MALKIEL, Director -- Chemical Bank
      Chairman's Professor of Economics, Princeton
      University.  Address:  Princeton University,
      Department of Economics, 110 Fisher Hall,
      Prospect Avenue, Princeton, NJ 08544-1021.

      JOHN R. OPEL, Director -- Prior to 1994:
      Chairman of the Executive Committee,
      International Business Machines

      Corporation. Address:  590 Madison Avenue, New York,
      NY 10022

      ARTHUR F. RYAN, Chairman of the Board, President and Chief Executive Officer -- Chairman of the
      Board, President and Chief Executive Officer, The
      Prudential since 1994; prior to 1994: President and Chief Operation Officer, Chase Manhattan
      Corporation.  Address:  751 Broad Street, Newark,
      NJ 07102-3777.

      CHARLES R. SITTER, Director -- President and
      Director, Exxon Corporation since 1993; Prior to
      1993:  Director, Exxon Corporation.  Address:
      225 John W. Carpenter Freeway, Irving, TX 75062.

      DONALD L. STAHELI, Director -- Chairman and Chief
      Executive Officer, Continental Grain Company since 1994; Prior to 1994: Chairman Continental
      Grain Company.  Address:  277 Park Avenue, New
      York, NY 10172.

      RICHARD M. THOMSON, Director -- Chairman of the
      Board and Chief Executive Officer, The Toronto-
      Dominion Bank.

      Address:  P.O. Box 1, Toronto-Dominion Centre, Toronto,
      Ontario, M5K 1A2, Canada.

      P. ROY VAGELOS, M.D., Director -- Chairman,
      Regeneron Pharmaceuticals since 1995; Prior to
      1995:  Chairman, President and Chief Executive
      Officer, Merck & Co., Inc. Address:  126 East
      Lincoln Avenue, Rahway, NJ 07065.

      STANLEY C. VAN NESS, Director -- Attorney, Picco
      Mack Herbert Kennedy Jaffe Perrella and Yoskin
      (law firm).  Address:  One State Street Square,
      Suite 1000, Trenton, NJ 08607-1388.

      PAUL A. VOLCKER, Director -- Chairman, James D.
      Wolfensohn, Inc.  Address:  599 Lexington Avenue,
      New York, NY 10022.

      JOSEPH H. WILLIAMS, Director -- Chairman of the
      Board, The William Companies since 1994; Prior to
      1994:  Chairman and Chief Executive Officer, The
      Williams Companies.  Address:  P.O. Box 2400,
      Tulsa, OK 74102

      OTHER EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

      MARK B. GRIER, Chief Financial Officer -- Chief
      Financial Officer of The Prudential since 1995.
      Prior to 1995: Executive Vice President and Head of Global Markets, Chase Manhattan Corporation.

      SUSAN L. BLOUNT, Vice President and Secretary --
      Vice President and Secretary of The Prudential since 1995; Prior to 1995: Assistant General
      Counsel for Prudential Residential Services
      Company.

      MARTIN PFINSGRAFF, Vice President and Treasurer -
      - Vice President and Treasurer of The Prudential since 1991; Prior to 1991: Senior Vice
      President, Mellon Bank.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practical date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

   The Prudential is a mutual life insurance company and there is no company which directly or indirectly owns, controls or holds the power to vote five percent or more of the outstanding securities of the depositor.

CONTROLLING PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

    None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR.

Compensation of Officers of Depositor.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

   (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

          Not applicable. The Account has not yet commenced operations.

   (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item
          31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

          Not applicable. The Account has not yet commenced operations.

   (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

          Not applicable. The Account has not yet commenced operations.

Compensation of Directors.

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a)   The aggregate direct remuneration to
          directors;

          Not applicable, see Item 31.

    (b)   Indirectly or through subsidiaries to
          directors.

          Not applicable.  See Item 31.

Compensation to Employees.

33. (a)   Furnish the following information with
          respect to the aggregate amount of
          remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable.  See Item 31.

    (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)):
          (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

          Not applicable.  See Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33) whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

    Not applicable.  See Item 31.

                                IV.

             DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities.


35. Furnish the names of the States in which sales of the trust's securities: (a) currently being made, (b) are presently proposed to be made, and
    (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

    The Contracts have not yet been offered for sale.
    The Prudential presently proposes to sell the Contracts in states where it is licensed to do all business and where there is permissive legislation or regulations for the sale of group variable life insurance such as the Contracts.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

    Not applicable.

37. (a)  Furnish the following information with
         respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:
         (1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

         Not applicable.

    (b) Furnish the following information with regard to each instance where, subsequent to January
         1, 1937, the authority to distribute
         securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation; (3) brief statement of reason given for revocation.

         Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

         The Contracts and Certificates will be
         distributed through the principal underwriter for the Account, Prudential Retirement Services, Inc.
         ("PRSI"), an indirect wholly-owned subsidiary of The Prudential, pursuant to a distribution agreement. PRSI, organized in 1988, under New
         Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Contracts and
         Certificates will be sold by registered
         representatives of PRSI who are also authorized by state insurance departments to do so. The
         Contracts and Certificates may also be sold through other broker-dealers authorized by PRSI and applicable law to do so.

    (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

         See Exhibit A(3)(a).

    (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan
         Certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

         See Exhibits A(3)(b) and A(3)(c).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER.

39. (a)  State the form of organization of each
         principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

         Prudential Retirement Services, Inc. ("PRSI") is a corporation organized under the laws of New
         Jersey in 1988.

    (b)  State whether any principal underwriter
         currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

         PRSI is a member of the National Association of Securities Dealers, Inc.

40. (a)  Furnish the following information with
         respect to all fees received by each
         principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

         Not applicable.

    (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

         Not applicable.

41. (a)  Describe the general character of the
         business engaged in by each principal
         underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

         PRSI is engaged in the sale of the stock of The
         Prudential Institutional Fund, an open-end, no-load registered management company, and the sale of group variable annuity contracts funded by The
         Prudential Variable Contract Account-10
         ("VCA-10"), The Prudential Variable Contract
         Account-11 ("VCA-11"), and The Prudential
         Variable Contract Account-24 ("VCA-24"). VCA-10 and VCA-11 are separate accounts of The
         Prudential registered as open-end management companies under the 1940 Act.

    (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

         Not applicable.

    (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.
         (Segregate full-time and part-time salesmen.)

         Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

      Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

      Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES
OF THE TRUST

44. (a)  Furnish the following information with
         respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan Certificate: (1) the source of quotations used to determine the value of portfolio securities; (2) whether opening, closing, bid, asked or any other price is used; (3) whether price is as of the day of sale or as of any other time;
         (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation); (5) other items which registrant adds to the net asset value in computing offering price of its securities; and (6) whether adjustments are made for fractions: (i) before adding distributor's compensation (load); and
         (ii) after adding distributor's
         compensation (load).

         The amount of premium payments under a
         Certificate is described in Items 10(i) and 13(d).

         Premium payments transferred to the Account are allocated to the subaccounts of the Account in accordance with instructions received from the Participant. The amount allocated to each subaccount will be invested at net asset value in the shares of the Fund in which that subaccount invests. For information on the method of determining the net asset value of Fund shares, see the registration statement for the Fund, Registration No. 2-80896, which is incorporated by reference to the extent necessary.

         The calculation of the cash surrender value of a Certificate is described at Item 10(c). The valuation of the Account's assets depends on the valuation of the shares of the Fund held in the Account.

    (b)  Furnish a specimen schedule showing the
         components of the offering price of the
         trust's securities as at the latest
         practicable date.

         Not applicable.

    (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

         See Item 13(d).

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

      Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

        (1) The source of quotations used to determine the value of portfolio securities.

            The Account will invest only in shares of the Fund at net asset value. See Item 44(a).

      (2) Whether opening, closing, bid, asked or any other price is used.

          This information is included in the
          registration statement for the Fund on Form
          N-1A, Reg. No. 2-80896, which has been
          incorporated by reference to the extent
          necessary.  See Item 44(a).

      (3) Whether price is as of the day of sale or as of any other time.

          For surrenders or partial withdrawals, as of the end of the valuation period in which a request for surrender or partial withdrawal is received. For the death benefit, as of the date of death.

      (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          See Items 13(a), 17(a) and 44(a).

     (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

          See Items 13(a) and 17(a).

     (6)  Whether adjustments are made for fractions.

          Subaccount units are sold and redeemed in decimal shares.

  (b)  Furnish a specimen schedule showing the
       components of the redemption price to the holders of the trust's securities as at the latest practicable date.

       Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES
FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.
      State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items
      44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

      The Account may be regarded as maintaining a position in the Fund shares since it purchases Fund shares at net asset value in connection with net premiums allocated to the Account in accordance with instructions from participants and redeems Fund shares at net asset value for the purpose of meeting obligations under the Certificates. All of the assets of the Account will always be invested in Fund shares. The Prudential may also hold some of its assets in the Account as the result of its initial deposit of funds into the Account and through the cumulation of charges made against the Account. See Item 16 regarding the procedure with respect to the acquisition and disposition of underlying securities by the Account. There is no procedure for the purchase of underlying securities or interests therein from participants who exercise surrender rights.

                                V.

      INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

   (a)    Name and principal business address;

          There is no trustee or custodian, unless The
          Prudential is regarded as a trustee.

   (b)    Form of organization;

          The Prudential is a mutual life insurance company.

   (c) State or other sovereign power under the laws of which the trustee or custodian was organized;

        The Prudential was organized under the laws of the State of New Jersey.

   (d) Name of governmental supervising or examining authority.

        Department of Insurance of the State of New
        Jersey.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

      Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

      There is no custodian. No other person has or may create a lien on the assets of the Account.

                                VI.

                 INFORMATION CONCERNING INSURANCE
                     OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:*

   (a)    The name and address of the insurance company;

          See Item 2.

   (b) The types of policies and whether individual or group policies;

      The policies are group-sponsored variable universal life insurance. An employer, association, sponsoring organization or trust enters into a Contract with The Prudential setting forth the terms under which specified employees or members of the group may apply for insurance under the Contract. An eligible group member obtaining


-----------------

* The Certificates are themselves the securities being issued in this case and the responses to the questions set forth above refer to the insurance that is provided by the "security" that is being registered.

      insurance through the Contract
      (a "participant") receives a Certificate describing the coverage.

      A participant has flexibility concerning the amount and frequency of premium payments. A participant may generally select the frequency and amount of additional premium payments, so long as he or she maintains a balance in the Certificate fund equal to or greater than the amount needed to pay the next month's charges under the Certificate.

      Net premiums may be allocated to one or more subaccounts of the Account or to the Fixed
      Account. The Account currently consists of seven subaccounts. Each Contract owner will select the subaccounts that will be made available to participants in the Contract.

      The Certificates provide for payment of a death benefit upon death of the covered person (who may be the participant or that participant's spouse) equal to the face amount of the Certificate, PLUS the value of the Certificate fund, LESS any outstanding Certificate debt. The Certificate fund represents the amounts of net premiums invested in the subaccounts and in the Fixed

      Account, plus any earnings thereon. Because net premiums may be invested in a variety of investment options, the value of a participant's
      Certificate fund will vary with the investment experience of those investment options.
      Favorable investment performance generally will result in an increase in the death benefit and cash surrender value of the Certificate while unfavorable investment performance will result in decreases in the death benefit (but never below the face amount stated in the Certificate) and in the cash surrender value of the Certificate.

    (c)   The types of risks covered person and
          excluded;

          Under the Contracts and Certificates issued thereunder, The Prudential assumes the risk that covered persons covered by the Certificates may die before anticipated and that the charge for this mortality risk may prove insufficient. The Prudential assumes an expense risk that deductions for expenses may not be adequate.

    (d)   The coverage of the policies;

          See paragraph (b) of this Item 51.  The
          minimum amount of coverage under a Certificate is $10,000.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

          The beneficiary (or beneficiaries) of a
          Certificate is the beneficiary designated by the participant on a form approved by The
          Prudential. If no beneficiary is living at the covered person's death, and the covered person is the participant, the proceeds will be payable to the participant's estate. There is no limitation on the use of the proceeds.

     (f) The terms and manner of cancellation and of reinstatement;

          See Item 10(i)(5) with respect to cancellation of the Contracts.

          See Items 10(c), 10(e) and 10(i)(4-5) with respect to cancellation and reinstatement of Certificates issued pursuant to a Contract.

     (g)  The method of determining the amount of
          premiums to be paid by holders of securities.

          See Items 10(i), 13(d) and 44(a).

   (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

          Not applicable.

   (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

          No person other than The Prudential receives the premiums. The Prudential has entered into a distribution agreement with PRSI pursuant to which certain compensation may be paid. The
          Prudential may, from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse The
          Prudential for mortality costs and certain expenses. However, any such arrangements or contracts do not affect the Certificates or the benefits paid thereunder.

   (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          Not applicable.

                               VII.

                       POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the identure or agreement, describe briefly the method of selection of such person.

             In accordance with Rule 6e-3(T), The
             Prudential may be required by the insurance regulators of one or more jurisdictions in which the Contracts are sold to substitute the shares of another mutual fund for the shares of one or more of the Funds to be held by the Account. Such substitution may be required pursuant to insurance law or regulation, where there is a material change in investment policy of a Fund, or a change in the investment adviser of a Fund. The Prudential shall not substitute another security for the underlying securities of the Account unless the Securities and Exchange Commission shall have approved such substitution.

   (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith: (1) title of security; (2) date of elimination; (3) reasons for elimination;
          (4) the use of the proceeds from the sale of the eliminated security; (5) title of security substituted, if an; (6) whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction; and
          (7) compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

              Not applicable.

   (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of any other investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

             See Items 10(g)(1), 10(h)(1) and 52(a).

   (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

             None.

REGULATED INVESTMENT COMPANY

53.   (a) State the taxable status of the trust.

          The earnings of the Account are taxed as part of the operations of The Prudential. Under the current provisions of the Code, The Prudential does not expect to incur federal income taxes on earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for The Prudential's federal income taxes. The Prudential will review the question of a charge to the Account for The Prudential's federal income taxes periodically. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

          Under current laws The Prudential may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contracts or the Account. If there is a material change in applicable state or local tax laws, charges for such taxes, if any, that are attributable to the Account may be made.

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal
          Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

          The Account is not so qualified and does not intend to so qualify.

                               VIII.

               FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan Certificates, furnish the following information with respect to each class or series of its securities.

      Not applicable.

55. If the trust is the issuer of periodic payment plan Certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the Certificate calling for the smallest amount of payments. The schedule shall cover a Certificate of the type currently being sold assuming that such Certificate had been sold at a date approximately ten years prior to the date of registration or at the appropriate date of organization of the trust.

      Not applicable.

56. If the trust is the issuer of periodic payment plan Certificates, furnish by years for the period covered by the financial statements filed herewith in respect of Certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan Certificate currently being issued by the trust.

      Not applicable.

57. If the trust is the issuer of periodic payment plan Certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan
      Certificate currently being issued by the trust.

      Not applicable.

58. If the trust is the issuer of periodic payment plan Certificates, furnish the following information for each installment type of periodic payment plan Certificate outstanding as at the latest practicable date.

      Not applicable.

59.   Financial Statements

      (a) Financial Statements of the Trust

          Not applicable.  The Account is newly organized.

      (b) Financial Statements of the Depositor

          The required financial statements of The
          Prudential will be filed by pre-effective amendment to the registration statement on Form
          S-6 filed on behalf of the Account and the Contracts (the "1933 Act registration statement").

                                IX.

                             EXHIBITS

   A.     (1)     Resolution of Board of Directors of The
                  Prudential Insurance Company of America
                  establishing The Prudential Variable
                  Contract Account GI-2.  (Note 3).

          (2)     Not applicable.

          (3)     Distributing Contracts:

                  (a)     Distribution Agreement between
                          Prudential Retirement Securities, Inc.
                          and The Prudential Insurance Company of
                          America.  (Note 4).

                  (b)     Proposed Form of Agreement between
                          Prudential Retirement Securities, Inc.
                          and independent brokers with respect to
                          the Sale of the Group Contracts and
                          Certificates.  (Note 4).

                  (c)     Schedules of Sales Commissions.  (Note 4).

          (4)     Not applicable.

          (5)     (a)     Group Contract.  (Note 3).

                  (b)     Individual Certificate.  (Note 3).

          (6)     (a)     Charter of The Prudential Insurance
                          Company of America, as amended
                          February 26, 1988.  (Note 1).

                  (b)     By-laws of The Prudential Insurance
                          Company of America, as amended January
                          10, 1995.  (Note 2).

          (7)     Not applicable.

          (8)     Not applicable.

          (9)     Not applicable.

         (10) (a)   Application Form for Group Contract.
                    (Note 3).

              (b)   Enrollment Form for Certificate.  (Note 4).

         (11)    Memorandum describing the Company's
                 issuance, transfer and redemption
                 procedures for group variable universal
                 life insurance contracts pursuant to Rule
                 6e3(T)(b)(12)(iii).  (Note 3).

   B.     (1)    Not applicable.

          (2)     Not applicable.

   C.     Not applicable.

   (Note 1)   Incorporated by reference to Post-Effective
              Amendment No. 2 to Form S-6, Reg. No. 33-
              20000, filed March 2, 1989, on behalf of The Prudential Variable Appreciable
              Account.

   (Note 2)   Incorporated by reference to Post-Effective
              Amendment No. 26 to Form N-3, Reg. No.
              2-76580, filed May 1, 1995, on behalf of The Prudential Variable Appreciable
              Account-10.

   (Note 3)   Incorporated by reference to the
              Registration Statement on Form S-6 filed contemporaneously herewith on behalf of The
              Prudential Variable Contract Account GI-2.

   (Note 4) To be filed by a pre-effective amendment to the Registration Statement on Form S-6, filed contemporaneously herewith on behalf of The Prudential Variable Contract Account
              GI-2.

                             SIGNATURE

   Pursuant to the requirements of the Investment
Company Act of 1940 the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in ______________________
__________________________ on the ____ day of 1996.


                  THE PRUDENTIAL VARIABLE CONTRACT
                  ACCOUNT GI-2
                  _________________________________
                        (Registrant)



                  By:  THE PRUDENTIAL INSURANCE COMPANY
                        OF AMERICA
                       ________________________________
                              (Name of Sponsor)

                  By:  ________________________________________
                        [Name of officer of The Prudential]
                        Vice President




Attest:___________________
      [Name]
      [Title]